Filed by SunCoke Energy, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SunCoke Energy Partners, L.P.

Commission File No.: 1-35782

Date: October 31, 2016

On October 31, 2016, SunCoke Energy, Inc. distributed the following employee materials in connection with the announcement of a proposed business combination transaction with SunCoke Energy Partners, L.P.

Dear SunCoke Colleagues,

When SunCoke Energy Partners, L.P. (SXCP) was created in 2013 as a publicly-traded Master Limited Partnership (MLP), it was established to function as a financing vehicle to fund growth for the organization. We have been successful in growing SXCP through cokemaking asset dropdowns as well as through the acquisitions of our Coal Logistics terminals, including KRT and Lake Terminal in late-2013 and most recently with Convent Marine Terminal mid-2015. More recently, however, the advantages of the MLP structure have been challenged by the prevailing steel, coal and energy market pressures. While these spaces have recovered, the MLP’s ability to finance growth remains challenged due to market conditions within the MLP space. As a result, I wanted to share with you a bit of background on an important and transformational transaction for all SunCoke Energy stakeholders, including all of our employees.

Earlier today, we publicly announced that the SunCoke Board of Directors has submitted a proposal to the Board of Directors of SXCP to acquire all of the outstanding common units not already owned by SXC in a stock-for-unit transaction. We believe this proposed transaction enhances value for both SXC shareholders and SXCP unitholders. The merger of SXC and SXCP will result in significant cash flow accretion to SXC shareholders, generate meaningful cash flow synergies for the combined organization, and create greater financial flexibility to initiate a dividend, further de-lever the balance sheet and pursue a broader set of growth opportunities where we may have product or customer adjacencies. The combination of these financial and strategic benefits will create a stronger combined company and will maximize value for both investor bases.

I am excited about the opportunities that a combined company structure affords us, and expect that the proposed transaction could close in mid-2017 subject to negotiation with the SXCP Conflicts Committee, approval from our SXC shareholders and other customary closing conditions. Given the structural nature of this transaction, we do not anticipate any impact to our employees at this time. Specifically, the proposed transaction will not impact the compensation, benefits or other employment provisions of employees within operations of SunCoke Energy Partners. It is business-as-usual at all of our facilities. To read the press release and view our investor presentation, please visit the “Investor Relations” section of our website at www.suncoke.com.

While there is still a good deal of work that will need to be completed over the next several months before this transaction can close, we should not lose sight of the goals that we established earlier this year as part of our 2016 Roadmap. We’ve performed well through the first nine months of the year, and I continue to encourage each and every one of us to finish 2016 on a strong note.

Best regards,

Fritz

Frederick A. Henderson

Chairman, President & Chief Executive Officer

IMPORTANT NOTICE TO INVESTORS

This document is not a solicitation of a proxy and does not constitute an offer to sell any securities. Any such offer will be made only by means of a prospectus, and only if and when a definitive agreement has been entered into by SunCoke Energy, Inc. (“SXC”) and SunCoke Energy Partners, L.P. (“SXCP”), pursuant to a registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). If the proposed merger is approved, a registration statement of SXC, which will include a proxy statement of SXC, an SXC prospectus, an information statement of SXCP and other materials, will be filed with the SEC.

IF AND WHEN APPLICABLE, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SXC, SXCP AND THE PROPOSED MERGER.

If and when applicable, investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing information about SXC and SXCP, without charge, at the SEC’s website at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of SXC or SXCP at the following:

SunCoke Energy, Inc.	SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600	1011 Warrenville Road, Suite 600
Lisle, IL 60532	Lisle, IL 60532
Attention: Investor Relations	Attention: Investor Relations
Phone: 630-824-1907	Phone: 630-824-1987
E-mail: investorrelations@suncoke.com	E-mail: investorrelations@suncoke.com

PARTICIPANTS IN THE TRANSACTION

If and when SXC and SXCP have entered into a definitive merger agreement, SXC, SXCP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by such an agreement. Information regarding directors and executive officers of SXCP’s general partner is contained in SXCP’s Form 10-K for the year ended December 31, 2015, which has been filed with the SEC. Information regarding SXC’s directors and executive officers is contained in SXC’s definitive proxy statement dated March 23, 2016, which is filed with the SEC. A more complete description will be available in the registration statement and the related proxy statement/prospectus if and when filed.

FORWARD-LOOKING STATEMENTS

Some of the statements included in this document regarding the proposed business combination transaction between constitute “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended). Forward-looking statements include all statements that are not historical facts and may be identified by the use of such words as “believe,” “expect,” “plan,” “project,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions

There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, SXC shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of SXC to successfully integrate SXCP’s operations and/or employees; the ability to realize anticipated synergies and cost savings; and the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors.

Forward-looking statements are inherently uncertain and involve significant known and unknown risks and uncertainties (many of which are beyond the control of SXC) that could cause actual results to differ materially. Such risks and uncertainties include, but are not limited to domestic and international economic, political, business, operational, competitive, regulatory and/or market factors affecting SXC, as well as uncertainties related to: the ability to achieve revenue growth; technological developments; capital and credit markets conditions; inflation rates; interest rates; pending or future litigation, legislation or regulatory actions; liability for remedial actions or assessments under existing or future environmental regulations; gains and losses related to acquisition, disposition or impairment of assets; recapitalizations; access to, and costs of, capital; the effects of changes in accounting rules applicable to SXC; and changes in tax, environmental and other laws and regulations applicable to SXC’s businesses.

Forward-looking statements are not guarantees of future performance, but are based upon the current knowledge, beliefs and expectations of SXC management, and upon assumptions by SXC concerning future conditions, any or all of which ultimately may prove to be inaccurate. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. SXC does not intend, and expressly disclaims any obligation, to update or alter its forward-looking statements (or associated cautionary language), whether as a result of new information, future events or otherwise after the date of this document except as otherwise required by applicable law. In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, SXC has included in its filings with the SEC cautionary language identifying important factors (but not necessarily all the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by SXC. For information concerning these factors, see SXC’s Securities and Exchange Commission filings such as its annual and quarterly reports and current reports on Form 8-K, copies of which are available free of charge on SXC’s website at www.suncoke.com. All forward-looking statements included in this press release are expressly qualified in their entirety by such cautionary statements. Unpredictable or unknown factors not discussed in this release also could have material adverse effects on forward-looking statements.